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                            September 21, 2020

       Robert A. Ramirez
       Finance and Chief Financial Officer
       The Hackett Group, Inc.
       1001 Brickell Bay Drive, Suite 3000
       Miami, Florida 33131

                                                        Re: The Hackett Group,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 27, 2019
                                                            Filed March 5, 2020
                                                            Form 8-K Furnished
August 4, 2020
                                                            File No. 333-48123

       Dear Mr. Ramirez:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to our comment, we may have additional comments.

       Form 8-K Furnished August 4, 2020

       Exhibit 99.1
       Second Quarter 2020 Results, page 1

   1. In your earnings release for the Quarter Ended June 26, 2020, and for prior quarters, we note your presentation
of non-GAAP financial measures, and have the
                                                        following comments:
                                                            In the initial
bullet point to your earnings release you highlight your non-GAAP pro-
                                                             forma EPS measure
prior to presenting the comparable GAAP loss per share. When presenting
non-GAAP measures in your earnings release, please present the most directly
comparable GAAP measure with equal or greater prominence. Refer to Item
                                                             10(e)(1)(i)(A) of
Regulation S-K and Question 102.10 of the staff's Compliance and
                                                             Disclosure
Interpretation on Non-GAAP Financial Measures ("C&DI  s").
                                                            On the last page of
your earnings release you present "pro forma return on equity"
 Robert A. Ramirez
The Hackett Group, Inc.
September 21, 2020
Page 2
              without presenting the comparable GAAP measure. Please present the comparable
              GAAP measure and required non-GAAP disclosures consistent with Item
              10(e)(1)(i)(A) of Regulation S-K.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 with any questions.



FirstName LastNameRobert A. Ramirez                        Sincerely,
Comapany NameThe Hackett Group, Inc.
                                                           Division of
Corporation Finance
September 21, 2020 Page 2                                  Office of Trade &
Services
FirstName LastName